SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 13)*

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

(Name of Issuer)

Class A Common Stock, par value $0.08 per share

(Title of Class of Securities)

G20045202

(CUSIP Number)

Paul T. Cappuccio, Esq.
Executive Vice President and General Counsel
Time Warner Inc.
One Time Warner Center
New York, New York 10019
(212) 484-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2014

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G20045202	Page 2 of 13 Pages
1	NAMES OF REPORTING PERSONS Time Warner Inc. 13-4099534
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
8	SHARED VOTING POWER 61,407,775 (See Item 5)
9	SOLE DISPOSITIVE POWER 0 (See Item 5)
10	SHARED DISPOSITIVE POWER 61,407,775 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,407,775 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.45% (See Item 5)
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. G20045202	Page 3 of 13 Pages
1	NAMES OF REPORTING PERSONS TW Media Holdings LLC 61-1593422
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
8	SHARED VOTING POWER 61,407,775 (See Item 5)
9	SOLE DISPOSITIVE POWER 0 (See Item 5)
10	SHARED DISPOSITIVE POWER 61,407,775 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,407,775 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.45% (See Item 5)
14	TYPE OF REPORTING PERSON OO (See Item 2)

CUSIP No. G20045202	Page 4 of 13 Pages
1	NAMES OF REPORTING PERSONS Time Warner Media Holdings B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
8	SHARED VOTING POWER 61,407,775 (See Item 5)
9	SOLE DISPOSITIVE POWER 0 (See Item 5)
10	SHARED DISPOSITIVE POWER 61,407,775 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,407,775 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.45% (See Item 5)
14	TYPE OF REPORTING PERSON OO (See Item 2)

Item 1. Security and Issuer

This Amendment No. 13 to Schedule 13D (“Amendment No. 13”) amends the Schedule 13D originally filed on April 1, 2009 (the “Original 13D”), as previously amended on May 21, 2009 by Amendment No. 1 to Schedule 13D, on December 8, 2009 by Amendment No. 2 to Schedule 13D, on March 4, 2011 by Amendment No. 3 to Schedule 13D, on May 3, 2012 by Amendment No. 4 to Schedule 13D, on June 20, 2012 by Amendment No. 5 to Schedule 13D, on June 27, 2012 by Amendment No. 6 to Schedule 13D, on July 11, 2012 by Amendment No. 7 to Schedule 13D, on May 1, 2013 by Amendment No. 8 to Schedule 13D, on May 10, 2013 by Amendment No. 9 to Schedule 13D, on May 17, 2013 by Amendment No. 10 to Schedule 13D, on June 24, 2013 by Amendment No. 11 to Schedule 13D and on June 28, 2013 by Amendment No. 12 to Schedule 13D (the Original 13D as so amended, the “Schedule 13D”), filed by Time Warner Inc., a Delaware corporation (“Time Warner”), TW Media Holdings LLC, a Delaware limited liability company and subsidiary of Time Warner whose interests are held by Time Warner and another subsidiary of Time Warner (“TW Media”), and Time Warner Media Holdings B.V., a besloten vennootschap met beperkte aansprakelijkheid or a private limited company organized under the laws of the Netherlands, and direct, wholly owned subsidiary of TW Media (“TW Holdings B.V.” and, together with Time Warner and TW Media, the “Reporting Persons”).  This Amendment No. 13 relates to the Class A Common Stock, par value $0.08 per share (the “Class A Common Stock”), of Central European Media Enterprises Ltd., a Bermuda company (the “Issuer”) with its principal executive offices at O'Hara House, 3 Bermudiana Road, Hamilton, Bermuda.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Except as specifically amended by this Amendment No. 13, items in the Schedule 13D remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by inserting the following paragraphs at the end thereof:

On February 28, 2014, Time Warner, TW Holdings B.V. and the Issuer entered into a Framework Agreement (the “Framework Agreement”)  and a term loan facility credit agreement (the “Term Loan Agreement”).  Pursuant to the Framework Agreement and the Term Loan Agreement, Time Warner, TW Holdings B.V. and the Issuer have agreed, subject to the terms and conditions thereof, to undertake a series of related financing transactions, conditioned on, among other things, the successful completion by the Issuer’s wholly-owned subsidiary, CET 21 spol. s r.o., of a consent solicitation (the “Consent Solicitation”) in respect of certain amendments to the indenture governing its 9.0% Senior Secured Notes due 2017 (the “2017 Notes”) to, among other things, permit the incurrence of indebtedness in the financing transactions.  The Issuer will use the proceeds of the financing transactions to redeem and discharge EUR 272,972,000 aggregate principal amount of the Issuer’s 11.625% Senior Notes due 2016 (the “2016 Fixed Rate Notes”), as well as accrued interest and the early redemption premium thereon, and for general corporate purposes.  The related financing transactions include:

(i)           Subject to the effectiveness of the registration statement that was filed with the Securities and Exchange Commission by the Issuer on February 28, 2014 (the “Registration Statement”), the Issuer will conduct a rights offering (the “Rights Offering”) to offer holders of outstanding shares of the Issuer’s Class A Common Stock, Series A Convertible Preferred Stock and Series B Convertible Redeemable Preferred Shares, non-transferable rights (the “Rights”) to subscribe for 3,391,403 units (the “Units”) at a subscription price of $100.00 per Unit (the “Subscription Price”), each Unit consisting of (a) one 15.0% Senior Secured Note due 2017 (each, a “New Note” and, collectively, the “New Notes”) in the original principal amount of $100.00 and (b) 21.167376 unit warrants (each, a “Unit Warrant”), with each Unit Warrant entitling the holder thereof to purchase one share of Class A Common Stock at an exercise price of $1.00 per share.

(ii)           Immediately prior to the commencement of the Rights Offering the Issuer and TW Holdings B.V. will enter into a standby purchase agreement (the “Purchase Agreement”), pursuant to which TW Holdings B.V. will commit to (a) exercise in full its subscription privilege in the Rights Offering, (b) purchase 576,968 Units at the Subscription Price in a separate private offering to be closed contemporaneously with the closing of the Rights Offering (the “TW Private Placement”) and (c) provide a backstop commitment to purchase, in a separate private offering to be closed contemporaneously with the Rights Offering (the “Backstop Private Placement”), any Units that are not purchased by holders of outstanding shares of the Issuer’s Class A Common Stock, Series A Convertible Preferred Stock and Series B Convertible Redeemable Preferred Shares (other than TW Holdings B.V.) through the exercise of rights in the Rights Offering.

(iii)           The Issuer will issue to TW Holdings B.V. a warrant to purchase 30,000,000 shares of Class A Common Stock (the “Initial Warrant”), subject to the terms of the Initial Warrant Agreement and the Escrow Agreement (which are described below).

(iv)           Time Warner, TW Holdings B.V. or one of their respective affiliates will make available and fund a term loan (the “Term Loan”) to the Issuer pursuant to the terms of the Term Loan Agreement.

(v)           If the Rights Offering, Backstop Private Placement and TW Private Placement have not closed on or before the initial maturity date of the Term Loan of September 8, 2014, the Issuer will issue and deliver to TW Holdings B.V. warrants to purchase 84,000,000 shares of Class A Common Stock (the “Term Loan Warrants”) and, upon such issuance, the maturity date of the Term Loan will be extended to December 1, 2017.

(vi)           Time Warner will make available to the Issuer a revolving credit facility that matures on December 1, 2017 in the aggregate principal amount of $115,000,000 (the “Revolving Credit Facility”) at the earlier of (a) the closing of the Rights Offering, Backstop Private Placement and TW Private Placement or (b) the funding of the Term Loan.

Framework Agreement

Pursuant to the Framework Agreement, subject to the effectiveness of the Registration Statement relating thereto and the successful completion of the Consent Solicitation, the Issuer will conduct the Rights Offering at no charge to the holders of record of the Issuer’s outstanding (a) shares of Class A Common Stock, (b) share of Series A Convertible Preferred Stock (allocated on an as-converted basis) and (c) Series B Convertible Redeemable Preferred Shares (allocated on an as-converted basis as of December 25, 2013).  In the Rights Offering, the Issuer will distribute one Right for (A) every 62.5 outstanding shares of Class A Common Stock, (B) every 62.5 shares of Class A Common Stock issuable upon conversion of the outstanding share of Series A Convertible Preferred Stock, and (C) every 62.5 shares of Class A Common Stock issuable upon conversion of outstanding Series B Convertible Redeemable Preferred Shares (calculated as of December 25, 2013).  Each Right will entitle the holder of the Right to purchase, at the holder’s election at the Subscription Price, one Unit, with each Unit consisting of (a) a New

Note, and (b) 21.167376 Unit Warrants, with each Unit Warrant entitling the holder thereof to purchase one share of the Class A Common Stock.  The Unit Warrants will be exercisable commencing upon the second anniversary of the issue date until the fourth anniversary of the issue date, at an exercise price of $1.00 per share, subject to the limited right of TW Holdings B.V. to exercise the Unit Warrants earlier in order to maintain ownership by Time Warner and its affiliates of up to 49.9% of the outstanding shares of Class A Common Stock (including any shares attributed to Time Warner as part of a group under Section 13(d)(3) of the Act) (the “TW Ownership Threshold”).  In addition to the restrictions on exercise described above, TW Holdings B.V. does not have the right to acquire any shares of Class A Common Stock under the Unit Warrants until the date that is 61 days following the earlier of (A) the date on which the Unit Warrants could be exercised without causing Time Warner and its affiliates to be a beneficial owner (as used in Section 13(d)(3) of the Act) of more than 49.9% of the outstanding shares of Class A Common Stock and (B) the date on which such beneficial ownership of the shares of Class A Common Stock under the Unit Warrants would not give to any person or entity any right of redemption, repurchase or acceleration under any indenture or other document governing any of the Issuer’s indebtedness that is outstanding as of the date of the Unit Warrants.

It is a condition to the obligations of Time Warner and TW Holdings B.V. to purchase Units in the Rights Offering or to fund the Term Loan that the size of the Issuer’s board of directors shall be not more than 11 directors, with one fewer than the majority in number of such directors having been designated by TW Holdings B.V. and duly appointed to the Issuer’s board of directors upon the earliest to occur of (a) the date on which the Issuer mails to its shareholders the proxy statement for its 2014 annual general meeting of shareholders, (b) April 15, 2014 and (c) the funding of the Term Loan.

Under the Framework Agreement, TW Holdings B.V. has agreed to vote its shares of Class A Common Stock and its share of Series A Convertible Preferred Stock in favor of the proposals at the special general meeting of the shareholders of the Issuer to approve (i) an amendment to the Bye-laws and the conditions of the Issuer’s Memorandum of Association to increase the Issuer’s number of authorized shares of Class A Common Stock, (ii) the Rights Offering and (iii) the issuance of warrants exercisable for up to 84,000,000 shares of Class A Common Stock to TW Holdings B.V.

Term Loan Agreement

The Term Loan Agreement provides that Time Warner, TW Holdings B.V. or one of their respective affiliates will make the Term Loan to the Issuer as follows: (x) in the event  the Rights Offering, the Backstop Private Placement and the TW Private Placement close prior to May 29, 2014 (the “Bridge Date”), concurrently with these closings, Time Warner or one of its affiliates will make a term loan to the Issuer in the aggregate principal amount of $30,000,000 that matures on December 1, 2017, or (y) if the Rights Offering, Backstop Private Placement and TW Private Placement are not closed prior to the Bridge Date, on the Bridge Date, TW Holdings B.V. or one of its affiliates will make a term loan to the Issuer in the amount equal to the sum of (i) the U.S. Dollar equivalent of the aggregate principal amount of the outstanding 2016 Fixed Rate Notes, plus the early redemption premium thereon payable to the holders thereof upon discharge of the 2016 Fixed Rate Notes, in each case, as of the business day immediately prior to the Bridge Date (the “Refinancing Portion of the Term Loan”) plus (ii) $30,000,000, that matures on September 8, 2014 (the “Initial Term Loan Maturity Date”).  In the event that the Rights Offering (including the Backstop Private Placement) and TW Private Placement are closed after the Bridge Date but on or before the Initial Term Loan Maturity Date, the proceeds from the Rights Offering, Backstop Private Placement and TW Private Placement will be used to prepay the Refinancing Portion of the Term Loan and the maturity date of the Term Loan with respect to the remaining amount outstanding thereunder will be extended to December 1, 2017.  Amounts outstanding under the Term Loan will bear interest at a rate of 15.0% per annum.  The Issuer may pay accrued interest for each semi-annual interest period fully in cash or by adding such amount to the principal amount of the loan.

Central European Media Enterprises N.V. (“CME NV”) and CME Media Enterprises B.V. (“CME BV”) will be guarantors of borrowings under the Term Loan Agreement. The shares of capital stock of CME NV and CME BV will be pledged as security for the Issuer’s obligations under the Term Loan Agreement and will be subject to an amended and restated intercreditor agreement originally dated July 21, 2006 among the Issuer, CME NV and CME BV and the other parties thereto (the “CME Intercreditor Agreement”).  Time Warner, as security agent under the Term Loan Agreement, will enter into the CME Intercreditor Agreement.

The Term Loan Agreement will not require any scheduled principal payments prior to the maturity date. The Term Loan may not be prepaid prior to the Initial Term Loan Maturity Date unless such prepayment is made solely with the proceeds of the Rights Offering, the Backstop Private Placement and the TW Private Placement. After the Initial Term Loan Maturity Date, to the extent the New Notes are outstanding, the Term Loan may be prepaid in whole, but not in part, as long as the New Notes are concurrently repaid and discharged. After the Initial Term Loan Maturity Date, if the New Notes were not issued, the Term Loan may be prepaid in whole or in part. Notwithstanding the foregoing, and subject to the CME Intercreditor Agreement, to the extent any principal amount of the 2017 Notes is repaid or prepaid with the proceeds from certain asset sales, the Term Loan and the New Notes are required to be prepaid pro rata with the payments required to be made to the holders of the 2017 Notes. In addition, in the event that the 2017 Notes are prepaid in full or repaid in full, the Term Loan will become immediately due and payable.

Term Loan Warrants

If the Rights Offering, Backstop Private Placement and TW Private Placement have not been closed on or before the Initial Term Loan Maturity Date, the Issuer will issue and deliver to TW Holdings B.V., pursuant to the terms of a warrant agreement (the “Term Loan Warrant Agreement”), warrants to purchase 84,000,000 shares of Class A Common Stock (the “Term Loan Warrants”).  The Term Loan Warrants will be exercisable, subject to the approval of the Issuer’s shareholders, from the second anniversary of the issue date until the fourth anniversary of the issue date, at an exercise price of $1.00 per share, subject to the limited right of TW Holdings B.V. to exercise the Term Loan Warrants earlier in order to maintain the TW Ownership Threshold and, upon such issuance, the Initial Term Loan Maturity Date will be extended to December 1, 2017.  Upon the extension of the Initial Term Loan Maturity Date, TW Holdings B.V.’s obligations under the Purchase Agreement (as defined below) will be terminated.  In addition to the restrictions on exercise described above, TW Holdings B.V. does not have the right to acquire any shares of Class A Common Stock under the Term Loan Warrants until the date that is 61 days following the earlier of (A) the date on which the Term Loan Warrants could be exercised without causing Time Warner and its affiliates to be a beneficial owner (as used in Section 13(d)(3) of the Act) of more than 49.9% of the outstanding shares of Class A Common Stock and (B) the date on which such beneficial ownership of the shares of Class A Common Stock under the Term Loan Warrants would not give to any person or entity any right of redemption, repurchase or acceleration under any indenture or other document governing any of the Issuer’s indebtedness that is outstanding as of the date of the Term Loan Warrants.

Revolving Credit Facility

Time Warner will make available to the Issuer the Revolving Credit Facility at the earlier of (a) the closing of the Rights Offering, Backstop Private Placement and TW Private Placement or (b) the funding of the Term Loan. Borrowings under the Revolving Credit Facility will be used for general corporate purposes.   The Revolving Credit Facility will mature on December 1, 2017. In the event that either the Term Loan or the New Notes are prepaid in full or repaid in full, the commitments under the Revolving Credit Facility will automatically terminate and all loans outstanding will become immediately due and payable.

On the closing date of the Revolving Credit Facility, amounts outstanding under the Revolving Credit Facility will bear interest at a rate per annum based on, at the Issuer’s option, the alternative base rate plus 13% or the adjusted LIBO rate plus 14%. Issuer may pay all accrued interest for an applicable quarterly interest period fully in cash or by adding such amount to the principal amount of the Revolving Credit Facility.  The Revolving Credit Facility will contain a commitment fee on the average daily unused amount under the facility of 0.50% per annum. The Revolving Credit Facility will not require any scheduled principal payments prior to the maturity date of the facility.

CME NV and CME BV will be guarantors of borrowings under the Revolving Credit Facility.  The shares of capital stock of CME NV and CME BV will be pledged as security for the Issuer’s obligations under the Revolving Credit Facility and will be subject to the Intercreditor Agreement.

Initial Warrant

In connection with the transactions contemplated by the Framework Agreement, the Issuer agreed to issue the Initial Warrant to TW Holdings B.V.  The Initial Warrant will be exercisable, subject to the approval of the shareholders of the Issuer, from the second anniversary of the issue date until the fourth anniversary of the issue date, at an exercise price of $1.00 per share; however, TW Holdings B.V. has a limited right to exercise the Initial Warrant earlier in order to maintain the TW Ownership Threshold.  The Initial Warrant will be issued pursuant to the terms of a warrant agreement (the “Initial Warrant Agreement”).  The Initial Warrant will also be subject to the terms of an escrow agreement (the “Escrow Agreement”) among TW Holdings B.V., the Issuer and a warrant agent (the “Warrant Agent”).

The Initial Warrant will be held in escrow by the Warrant Agent, and the Warrant Agent will release the Initial Warrant to TW Holdings B.V. upon notice from TW Holdings B.V. to the Warrant Agent at the earliest to occur of (i) the date of the closing of the Rights Offering, TW Private Placement, Backstop Private Placement and the Term Loan, (ii) the date on which the Term Loan is funded and (iii) the date on which TW Holdings B.V. certifies to the Warrant Agent in TW Holdings B.V.’s good faith determination that the Issuer breached the Framework Agreement and such breach, if capable of cure, remains uncured after 15 business days’ notice from TW Holdings B.V. to the Issuer. In addition to the restrictions on exercise described above, TW Holdings B.V. does not have the right to acquire any shares of Class A Common Stock under the Initial Warrant until the date that is 61 days following the earlier of (A) the date on which the Initial Warrant could be exercised without causing Time Warner and its affiliates to be a beneficial owner (as used in Section 13(d)(3) of the Act) of more than 49.9% of the outstanding shares of Class A Common Stock and (B) the date on which such beneficial ownership of the shares of Class A Common Stock under the Initial Warrant would not give to any person or entity any right of redemption, repurchase or acceleration under any indenture or other document governing any of the Issuer’s indebtedness that is outstanding as of the date of the Initial Warrant.

Purchase Agreement

Pursuant to the Framework Agreement, immediately prior to the commencement of the Rights Offering, TW Holdings B.V. and the Issuer will enter into the Purchase Agreement, pursuant to which TW Holdings B.V. will commit, subject to the satisfaction or waiver of certain conditions, including the funding of the Term Loan (if the Rights Offering, Backstop Private Placement and TW Private Placement are closed prior to the Bridge Date), to exercise in full its subscription privilege at the Subscription Price in respect of all of the Rights allocated to TW Holdings B.V. in the Rights Offering in respect of its shares of Class A Common Stock, Series A Convertible Preferred Stock and Series B Convertible Redeemable Preferred Shares.  In addition, TW Holdings B.V. has agreed to purchase 576,968 Units (the “Private Placement Units”) at the Subscription Price in the TW Private Placement.  The Private Placement Units are not included in the 3,391,403 Units that the Issuer is offering in the Rights Offering.  Under the Purchase Agreement, TW Holdings B.V. will also commit to purchase at the Subscription Price in the Backstop Private Placement any Units that are not purchased by the Issuer’s shareholders other than TW Holdings B.V. through the exercise of rights in the Rights Offering.  The exact amount of Units to be purchased by TW Holdings B.V. pursuant to the Backstop Private Placement will vary depending on the number of Units purchased by the Issuer’s shareholders other than TW Holdings B.V. through the exercise of rights in the Rights Offering.

The foregoing descriptions of the Framework Agreement, the Term Loan Agreement, the Revolving Credit Facility, the Initial Warrant Agreement, including the Initial Warrant, and the Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the Framework Agreement, the Term Loan Agreement, the form of Revolving Credit Facility, the form of Initial Warrant Agreement (including the form of Initial Warrant), and the form of Purchase Agreement, which are attached hereto as Exhibits 99.23, 99.24, 99.25, 99.26 and 99.27 respectively, and are incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the descriptions of the Framework Agreement, the Term Loan Agreement, the Term Loan Warrant Agreement, the Term Loan Warrants, the Revolving Credit Facility, the Initial Warrant Agreement, the Initial Warrant and  the Purchase Agreement in Item 3 of this Amendment No. 13, and by inserting the following paragraph at the end thereof:

The purposes of the transactions described in this Amendment No. 13 are to acquire additional equity of the Issuer, acquire debt securities of the Issuer, and enable the Issuer to pursue its strategy of increasing its overall liquidity and operating cash flow by, in part, replacing cash pay indebtedness with non-cash pay indebtedness.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a)  As of the close of business on February 28, 2014, the Reporting Persons beneficially owned 61,407,775 shares of Class A Common Stock, representing approximately 45.45% of the outstanding shares of CME Common Stock.  The percentage of beneficial ownership has been determined based on the 135,112,367 shares of Class A Common Stock and 0 shares of Class B Common Stock outstanding, as disclosed in the Annual Report on Form 10-K filed by the Issuer on February 28, 2014.

None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Annexes A, B or C beneficially owns any shares of CME Common Stock other than as set forth herein.

(b)  As of the close of business on February 28, 2014, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to 61,407,775 shares of Class A Common Stock.

(c)  Except as described in Item 3, Item 4 and Item 6 of the Schedule 13D, no transactions in the securities of the Issuer were effected by the Reporting Persons or, to their knowledge, any other person named in Annexes A, B and C during the past 60 days.

(d)  Except for the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Persons.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to include the descriptions of  the Framework Agreement, the Term Loan Agreement the Term Loan Warrant Agreement,  the Term Loan Warrants, the Revolving Credit Facility, the Initial Warrant Agreement,  the Initial Warrant and the Purchase Agreement in Item 3 of this Amendment No. 13.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description

99.23
Framework Agreement, dated as of February 28, 2014, among Central European Media Enterprises Ltd., Time Warner Inc. and Time Warner Media Holdings B.V. (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-3 filed by Central European Media Enterprises Ltd. on February 28, 2014)

99.24
Term Loan Facility Credit Agreement, dated February 28, 2014, among Central European Media Enterprises Ltd. (as Borrower), Time Warner Inc. and the other Lenders party thereto from time to time (as Lender) and Time Warner Inc. (as Administrative Agent) (incorporated herein by reference to Exhibit 99.6 to the Registration Statement on Form S-3 filed by Central European Media Enterprises Ltd. on February 28, 2014)

99.25
Form of Revolving Loan Facility Credit Agreement, among Central European Media Enterprises Ltd. (as Borrower), Time Warner Inc. and the other Lenders party thereto from time to time (as Lender) and Time Warner Inc. (as Administrative Agent) (incorporated herein by reference to Exhibit 99.4 to the Registration Statement on Form S-3 filed by Central European Media Enterprises Ltd. on February 28, 2014)

99.26
Form of Initial Warrant Agreement, between Central European Media Enterprises Ltd. and American Stock Transfer & Trust Company, LLC (as Warrant Agent) (including Form of Initial Warrant) (incorporated herein by reference to Exhibit 99.22 to the Registration Statement on Form S-3 filed by Central European Media Enterprises Ltd. on February 28, 2014)

99.27
Form of Standby Purchase Agreement, between Central European Media Enterprises Ltd. and Time Warner Media Holdings B.V. (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form S-3 filed by Central European Media Enterprises Ltd. on February 28, 2014)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2014

TIME WARNER INC.
By:	/s/ Olaf Olafsson
Name: Olaf Olafsson
Title: Executive Vice President, International & Corporate Strategy

TW MEDIA HOLDINGS LLC
By:	/s/ Olaf Olafsson
Name: Olaf Olafsson
Title: President

TIME WARNER MEDIA HOLDINGS B.V.
By:	/s/ Stephen Kapner
Name: Stephen Kapner
Title: Director

ANNEX A

The name, business address and present principal occupation or employment of each of the directors and executive officers of Time Warner Inc. are as set forth below.  Except as indicated below, the business address for each executive officer and director is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019.  Except as indicated below, each person is a citizen of the United States of America.

Executive Officers of Time Warner Inc.

Name	Principal Occupation

Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer
Howard M. Averill	Executive Vice President and Chief Financial Officer
Paul T. Cappuccio	Executive Vice President and General Counsel
Gary L. Ginsberg	Executive Vice President, Corporate Marketing & Communications
Karen Magee	Executive Vice President, and Chief Human Resources Officer
Carol A. Melton	Executive Vice President, Global Public Policy
Olaf Olafsson*	Executive Vice President, International & Corporate Strategy

Directors of Time Warner Inc.

Name	Principal Occupation	Business Address

James L. Barksdale	Chairman and President, Barksdale Management Corporation (private investment management)	Barksdale Management Corporation 800 Woodland Parkway, Suite 118, Ridgeland, MS 39157
William P. Barr	Former Attorney General of the United States	N/A
Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer, Time Warner Inc. (media and entertainment)	N/A
Stephen F. Bollenbach	Former Co-Chairman and Chief Executive Officer of Hilton Hotels Corporation (hospitality)	c/o BHIC LLC 2029 Century Park East, Suite 3500 Los Angeles, CA 90067
Robert C. Clark	Distinguished Service Professor at Harvard University (higher education)	Harvard Law School Hauser 404 1575 Massachusetts Avenue Cambridge, MA 02138
Mathias Döpfner**	Chairman and Chief Executive Officer, Axel Springer SE (integrated multi-media company)	Axel Springer SE Axel-Springer-Strasse 65 10888 Berlin, Germany
Jessica P. Einhorn	Former Dean, Paul H. Nitze School of Advanced International Studies (SAIS), The Johns Hopkins University (higher education)	Rock Creek Group 1133 Connecticut Ave, NW Washington, DC 20036
Carlos M. Gutierrez	Co-Chair, Albright Stonebridge Group (global strategy firm)	555 Thirteenth Street, NW Suite 300 West Washington, DC 20004

Fred Hassan	Partner, Warburg Pincus (private investment firm)	Royal Palm Place 101 Plaza Real South, Suite 203-S Boca Raton, FL 33432

Kenneth J. Novack	Former Partner, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC (law firm)	One Financial Center, 40th Floor Boston, MA 02111

Paul D. Wachter	Founder and Chief Executive Officer, Main Street Advisors, Inc. (private investment and financial advisory firm)	3110 Main Street Suite 300 Santa Monica, CA 90405
Deborah C. Wright	Chairman and Chief Executive Officer, Carver Bancorp, Inc. (banking)	Carver Bancorp, Inc. 75 West 125th Street New York, NY 10027

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*   Citizen of the Republic of Iceland
** Citizen of the Federal Republic of Germany

ANNEX B

The name and present principal occupation or employment of each of the executive officers of TW Media Holdings LLC are as set forth below.  The business address for each executive officer is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019.  Except as indicated below, each person is a citizen of the United States of America.  TW Media Holdings LLC does not have any directors.

Executive Officers of TW Media Holdings LLC

Name	Principal Occupation

Howard M. Averill	Executive Vice President and Chief Financial Officer, Time Warner Inc.
Olaf Olafsson*	Executive Vice President, International & Corporate Strategy, Time Warner Inc.

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*   Citizen of the Republic of Iceland

ANNEX C

The name, business address and present principal occupation or employment of each of the directors of Time Warner Media Holdings B.V. are as set forth below.  Except as indicated below, the business address for each director is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019.  Except as indicated below, each person is a citizen of the United States of America.  Time Warner Media Holdings B.V. does not have any executive officers.

Directors of Time Warner Media Holdings B.V.

Name	Principal Occupation

Eric Broet*	Senior Vice President & Chief Financial Officer, Warner Bros. Entertainment France S.A.S., 115/113 avenue Charles de Gaulle, 92525 Neuilly-sur-Seine cedex, France
Douglas S. Shapiro	Senior Vice President, International and Corporate Strategy, Time Warner Inc.
Stephen N. Kapner	Vice President and Assistant Treasurer, Time Warner Inc.

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*    Citizen of France